APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION   ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☐ UPDATE OF REGISTRATION
   OF CREDIT RATINGS   Items and/or Exhibits Amended:

☐ APPLICATION SUPPLEMENT   _____
   Items and/or Exhibits Supplemented:

_____   ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A**. Your full name:

     Fitch Ratings, Inc.

    B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

    N/A

    (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

    N/A

    C. Address of your principal office (do not use a P.O. Box):

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    D. Mailing address, if different:

(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    E. Contact person (See Instructions):

    Heather Merrigan, Head of Compliance - Americas
    (Name and Title)

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/26/2021	Fitch Ratings, Inc.
(Date)	(Name of the Applicant/NRSRO)

By: /s/ Ian Linnell   Ian Linnell, President

       (Signature)   (Print Name and Title)

2.   **A**.   Your legal status:

       ☑ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

     B.   Month and day of your fiscal year end: 12/31

     C.   Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

       State/Country of formation: Delaware   Date of formation: 1997

3.   Your credit rating affiliates (See Instructions):

     See attached item 3.

(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)

4.   The designated compliance officer of the Applicant/NRSRO (See Instructions):

     Heather Merrigan, Head of Compliance - Americas

     (Name and Title)

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Postal Code)

5.   Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

     Fitch Ratings, Inc. will make Form NRSRO and all exhibits and attachments available for free on its public website www.fitchratings.com, via a link on the home page entitled "Regulatory Affairs".

6.   **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A.   Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐	N/A	N/A
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐	N/A	N/A
corporate issuers	☐	N/A	N/A
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐	N/A	N/A
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐	N/A	N/A

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	33,440	1964
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☑	3,198	1973
corporate issuers	☑	20,318	1927
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☑	34,108	1979
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	177,665	1927

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Fitch Ratings, Inc. publishes all ratings and related ratings actions and opinions free of charge on a non-selective basis on its public website, www.fitchratings.com.

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Credit Rating Affiliates[1]

Fitch Australia PTY, Limited[2] Suite 15.01, Level 15 135 King Street Sydney NSW 2000, Australia	Fitch Ratings Brasil Ltda. Av. Barao de Tefe, 27 Sala 601 Saude CEP 20.220460 Rio de Janeiro, Brazil
Fitch Ratings (Beijing) Ltd Unit 02-2 & 03, 10/F, Fortune Financial Center 5 Dongsanhuanzhong Road Chaoyang District Beijing 100020, China	Fitch Ratings Ireland Limited[3] LK Shields, 39/40 Mount Street Upper Dublin 2 D02 PR89 Ireland
Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central Hong Kong	Fitch Ratings Japan Limited Kojimachi Crystal City East Wing 3rd Floor 4-8 Kojimachi, Chiyoda-ku 102-0083 Tokyo, Japan
Fitch México S.A. de C.V. Prol. Alfonso Reyes No. 2612, Piso 8 Edificio Connexity Col. Del Paseo Residencial Monterrey, N.L., 64920, Mexico	Fitch Ratings Singapore Pte Ltd One Raffles Quay South Tower #22-11 Singapore 048583
Fitch Ratings Ltd[4] 30 North Colonnade Canary Wharf London, E14 5GN, United Kingdom	Fitch Ratings CIS Ltd[5] 30 North Colonnade Canary Wharf London, E14 5GN, United Kingdom

[1] Employees of other credit rating affiliates of Fitch Ratings, Inc. not listed on this Item 3 may participate in the determination of credit ratings issued by or on behalf of Fitch Ratings, Inc.

[2] Fitch Australia PTY, Limited is organized under the laws of Australia, and includes the branch offices of this affiliate in Taiwan, Saudi Arabia and Korea.

[3] Fitch Ratings Ireland Limited is organized under the laws of Ireland, and includes the branch offices of this affiliate in France, Germany, Italy, Spain, Sweden and Poland.

[4] Fitch Ratings Ltd is organized under the laws of the United Kingdom, and includes the branch office of this affiliate in Dubai.

[5] Fitch Ratings CIS Ltd is organized under the laws of the United Kingdom, and includes the branch office of this affiliate in Russia.

Exhibits 3 and 7

In December 2020, the following policies were modified for the addition of UK references to cover supervision by the new UK Regulator, the FCA, scheduled for 31 December 2020: Bulletin 4 Segregation of Commercial & Analytical Activities, Bulletin 10 Firewall Policy, Bulletin 14 Rating Solicitation and Participation Disclosure Policy, Bulletin 27 Restriction on Providing Advice, Bulletin 34 Rotation Policy, Bulletin 30 Ancillary Business and Ancillary Services and Bulletin 41 Confidential Information Policy.

Other material changes with respect to the referenced policies are noted as follows:

In January 2020, Bulletin 10 Firewall Policy was modified to clarify the meaning of the terms arranger, sponsor, servicer and originator, as used in the definition of 'Related Third Party' in connection with a structured finance transaction. In June 2020 the definition of 'Fitch Director(s)' was updated to reflect changes resulting from the merger of Fitch Deutschland GmbH into Fitch Ratings Ireland Limited. In November 2020 the definition of 'Fitch Director(s)' was updated to reflect changes resulting from the merger of Fitch España S.A.U. (including a branch in Sweden) into Fitch Ratings Ireland Limited.

In February 2020, Bulletin 13 Global Securities Trading and Conflicts of Interest Policy was modified to reflect the following: an Exhibit was added to address the expanded definition of Family Members for employment-related recusals for employees in the APAC region, and Analytical Group names were updated to reflect organizational changes. The following provisions within Securities trading and reporting were amended: removing the deadline for reporting an open account with no trading activity (employees still have a ten day deadline to report all trades), reporting of transactions was reduced from 10 business days to 7 calendar days for employees licensed with the MAS authority, and pre-clearance was made optional. Restrictions on Political Contributions were added for certain groups. Guidance was added for Charitable Contributions.

In February 2020, the Employee Accountability Procedure was modified to clarify that the Report Recipient would be responsible to update all EMS entries. In May 2020, it was updated to incorporate a discussion between the Report Recipient and the relevant Managing Director to discuss the Report Recipient's factual research into the potential violation.

In May 2020, Bulletin 34 Rotation Policy was updated to reflect changes in the Fitch Ratings Ireland Limited structure. All Analysts employed by Fitch Ratings Ireland Limited (including its branches wherever located) are subject to EU rotation requirements with effect from 31 May 2020. In December 2020, text was updated so that all provisions previously applicable to Credit Ratings where an Analyst is located in an EU CRA registered with the European Securities and Markets Authority (''ESMA'') will continue to apply where an Analyst is located in a UK CRA registered with the Financial Conduct Authority (''FCA'') (or any branch of such CRA). Conforming changes were made to rotation requirements for Costa Rica, El Salvador, Honduras, Mexico, Panama and Japan which have been approved and implemented are now reflected in the Bulletin. Changes were made to reflect that, as a branch of Fitch Ratings, Inc. Canada is included within the definition of Endorsed CRA and therefore the US rotation requirements are being applied. Canada has been included in Appendix B to align with the inclusion of other branches in the table.

In September 2020, Bulletin 25 Complaint Handling Policy was updated with the following changes: to amend the definition of Complaint to match the language used by the SEC in its rule requiring that CRAs establish a process for handling Complaints; to clarify that expressions of dissatisfaction received from any source (including employees) are defined as Complaints and are subject to this Policy; to remove the exclusion of Internal Incidents from the definition of Complaint; and to remove the exclusion of BRM Matters from the definition of Complaint, but continue to exclude good faith fee disputes from the definition of Complaint. Clarification was added to Section 4 regarding Complaints handled by HR and/or Legal, and regarding Complaints that fall into more than one category of Complaint and are handled by more than one control function.

In December 2020, Bulletin 14 Rating Solicitation and Participation Disclosure Policy was updated to reflect the following changes: The defined term of "Rating" was replaced with "Public Rating" and the definition of Issuer Participation was clarified with the insertion of ",directly or indirectly," for clarification purposes.

In December 2020, Bulletin 30 Ancillary Business and Ancillary Services was updated to replace Credit Rating with Public Rating.

Exhibit 4

The organization charts were updated as follows:

The Corporate Structure was updated to (i) replace Brett Hemsley with Kevin Duignan as Global Analytical Head, (ii) replace Kevin Duignan with Marjan van der Weijden as Global Group Head of Financial Institutions, (iii) replace Marjan van der Weijden with Rui Pereira as Global Group Head of Structured Finance, (iv) indicate that Dmitri Surkov was appointed to Global Head of Revenue Management (v) indicate that Andrew Steel was appointed to Global Group Head of Sustainable Finance. The Fitch Ratings, Ltd. Organizational Structure was updated to (i) remove Fitch's entities in Spain, Italy, Germany, Poland and France as subsidiaries of Fitch Ratings Limited and (ii) remove Fitch Southern Africa (Pty) Limited.